

May 6, 2011

Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corp.
1436 Lancaster Ave.
Berwyn, Pennsylvania 19312-1288

> **Re:** **Dollar Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed August 31, 2010**
> **File Number 0-50866**

Dear Mr. Underwood:

We have reviewed your filings and related documents and have the following comments. In one of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Compensation Discussion and Analysis, page 16 of proxy statement on Schedule 14A

1.   In future filings, please revise your discussion of annual bonuses to clarify the performance targets, such a the company-wide EBIDTA targets referred to on page 19, used in determining cash incentive compensation for your named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Summary Compensation Table, page 30 of proxy statement on Schedule 14A

2. In future filings, please provide footnote or other disclosure to facilitate reconciliation of the amounts provided in the table with the disclosure in your CD&A. For example, you state in the first full paragraph on page 18 that it was determined not to increase the base salaries of any named executive officers for 2010 with the exception of Mr. Weiss, and that discretionary cash bonuses were awarded to all five NEOs. However, your Summary Compensation Table shows salary differentials between 2009 and 2010 for certain NEOs and no cash bonuses for any NEO.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 66

Loans in Default, page 68

3. We note your disclosure herein and within your "Company-Funded Consumer Loan Loss Reserves Policy" beginning on page 69. Please tell us further and revise your future filings to more fully explain your use of "extended period of time" as it relates to your determination to record an allowance for the entire amount of the loan. Please also revise your future filings to disclose your accounting policy for charging off uncollectible loans to more fully explain when you decide to ultimately charge-off a loan and the related allowance for loan losses. Please refer to ASC 310-10-50-11B(b).

Note 14. Credit Risk, page 98

4. We note your tabular roll forward of your allowance for loan losses presented on page 99. Please tell us and revise your future filings to explain the amounts included in the "Acquisitions and Other" column of your table. Please also provide this table in all future periodic filings beginning with your Form 10-Q for the period ended March 31, 2010 pursuant to ASC 310-10-50-11B(c).

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 8

5. We note your disclosure that since pawn loans are secured by the customer's pledged item, you do not maintain a loan loss reserve for potential future losses. Please tell us in further detail and revise your future filings to explain how you determined no losses were inherent in your pawn loan portfolio as of each balance sheet date taking into consideration that these loans represent approximately 40% of your loan portfolio at December 31, 2010 and are due to your numerous acquisitions of pawn shops.

Additionally, please consider revising the relevant sections of your future filings (for example, Business section on pages 9-10 of your Form 10-K) to more fully disclose how you originate these loans, the general contract terms, how you initially and subsequently value the collateral, and how and when these loans would be considered delinquent as we note on page 14 that all of these loans were current.

Note 2. Financing Receivables, page 14

6.   We note disclosure of the tabular presentation of your aging analysis of past due loan receivables, specifically noting the column that discloses that you currently have $1.8 million of consumer loans greater than 90 days past due for which you continue to accrue interest as of December 31, 2010. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to discuss how you determined these loans would continue to accrue interest as compared to the presented $23.5 million of consumer loans greater than 90 days past due which did not.

Note 4. Goodwill and Other Intangibles, page 17

7.   We note that reacquired franchise rights total $55 million and $51.3 million as of December 31, 2010 and June 30, 2010, respectively. We also note in previous filings that $41.8 million of this amount relates to reacquired franchise rights from the National Money Mart Company. Please provide us with a detail of these reacquired franchise rights disaggregated by franchise as of both December 31, 2010 and June 30, 2010. Specifically and to the extent you have any reacquired franchise rights related to your We The People franchise please tell us how your determined there to be no related impairment recorded during any period presented taken into consideration the Chapter 11 bankruptcy petition filed on February 19, 2010 by your subsidiaries operating We The People business and other related current and outstanding litigation disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at 202-551-3484, or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel